September 13, 2018

Charles Merdian
Chief Financial Officer
LGI Homes, Inc.
1450 Lake Robbins Drive
Suite 430
The Woodlands, Texas 77380

       Re: LGI Homes, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-36126

Dear Mr. Merdian:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction